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                                                                  Exhibit 10(ii)

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Post Effective Amendment No. 1 to the Registration Statement No. 333-11131 of New England Variable Account (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") of our report on the financial statements of the Separate Account for the year ended December 31, 1996, dated February 18, 1997, and our report on the financial statements of the Company for the years ended December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996, dated April 4, 1997, appearing in the Statement of Additional Information, which is part of such Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Deloitte & Touche LLP
Boston, Massachusetts
April 28, 1997